07027075

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 0 2007
WASH, D.C.
160

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

September 5, 2007

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

SUPPL

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

PROCESSED
OCT 0 9 2007
THOMSON FINANCIAL

Adams JV completion
FY07 Results Presentation
Sims Full Year 2007 Results Announcement
Preliminary Final Report
Investor and Media Full Year Results Briefing

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

Frank Moratti
Company Secretary

dw 10/3

SIMS GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

4 SEPTEMBER 2007

MERGER OF SIMS GROUP'S SOUTHERN CALIFORNIAN METAL RECYCLING OPERATIONS WITH ADAMS STEEL COMPLETED

Further to its previous announcements on 20 July 2007 and 22 June 2007, Sims Group Limited advises that the merger of its Southern Californian Metal Recycling assets with those of Adams Steel LLC was completed on 1 September 2007.

The newly created joint venture company, SA Recycling LLC, will operate within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combine Sims' deep water facility at the Port of Los Angeles with Adams Steel's two inland shredding operations and extensive network of inland feeder yards.

Sims Group's core business is metal recycling, with a growing business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.5 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

Exemption No 82-3838



FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2007

SIMS|GROUP

building the world's leading recycling company . . .



Sims Group Limited
ASX Code: SGM

Jeremy Sutcliffe, CEO

Ross Cunningham, CFO

31 August 2007

SIMS GROUP

Disclaimer

This presentation for Sims Group Limited is designed to provide a high level overview of aspects of the operations of Sims Group Limited. The material set out in the presentation is current as at 31 August 2007.

The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims Group Limited or the likelihood that the assumptions, estimates or outcomes will be achieved.

While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Sims Group Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation.

You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares.

Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

SIMS GROUP

Agenda

1. CEO Overview – Jeremy Sutcliffe
2. Financial Results – Ross Cunningham
3. Strategy & Outlook – Jeremy Sutcliffe
4. Questions

SIMS GROUP

building the world's leading recycling company . . .

CEO Overview

Jeremy Sutcliffe

SIMS|GROUP

Highlights

- Sales revenue of $5.5 billion up 48% on FY06
- EBITDA of $459.4 million up 34% on FY06
- Net profit after tax of $254.4 million up 29% on FY06
- Earnings per share of 203.6 cents up 17% on FY06
- Dividends per share of 120 cents up 14% on FY06
- Mitsui becomes a substantial cornerstone investor
- North American region the largest contributor to revenue and profits
  - Completion of operational and management integration of former Hugo Neu business
- Continued focus on consolidation of the North American metals recycling market
  - Adams joint venture in Southern California (completion scheduled for 1 September 2007)
- Strong and growing contribution from Sims Recycling Solutions
  - URI & Noranda (US) and Metall + Recycling (Germany) acquisitions
  - EBIT of $66.9 million (pre-corporate costs) up 82% on FY06, representing 14.1% of Group EBIT (net of corporate costs)
  - EBIT in 4Q07 represented 16.1% of Group EBIT (net of corporate costs)

SIMS GROUP

Financial Overview

	FY07	FY06	Change (%)
Sales Revenue ($m)	5,548.5	3,752.4	48%
EBITDA ($m)	459.4	343.4	34%
EBIT ($m)	407.8	301.9	35%
NPAT ($m)	254.4	196.6	29%
EPS (cents)	203.6	174.2	17%
DPS (cents)	120	105	14%
ROCCE (%)	24.4	26.2	(7%)
ROE (%)	19.2	16.4	17%
Operating Cash Flow ($m)	313.5	208.6	50%
Capital Expenditure (exc. Acquisitions) ($m)	90.5	76.5	18%
Net Debt ($m)	302.8	285.7	6%
Net Debt / (Net Debt + Equity) (%)	18.6	19.3	4%
Sales Tonnes (m)	9.589	7.706	24%
Final Dividend (51% franked) (cents)	60.0	60.0	0%

Sales Revenue by Product


2007
8%
5%
7%
16%
18%
4%
42%
Ferrous Trading
Non Ferrous Shred Recovery
Ferrous Brokerage
Non Ferrous Trading
Non Ferrous Brokerage (incl. stainless)
Manufacturing / JVs / SimsSteel
Recycling Solutions
2006
7%
7%
4%
17%
13%
5%
47%

$m	FY07	FY06	Change (%)
Ferrous Trading	2,348.4	1,791.2	31%
Non Ferrous Shred Recovery	235.0	178.6	32%
Ferrous Brokerage	976.3	472.8	106%
Non Ferrous Trading	884.1	645.1	37%
Non Ferrous Brokerage (incl. stainless)	375.6	154.2	144%
Manufacturing / JVs / SimsSteel	278.9	259.4	8%
Recycling Solutions	450.2	250.9	79%
Total	5,548.5	3,752.4	48%

Sales Revenue by Region


2007
21%
26%
53%
Australia & New Zealand
North America
UK & Europe
2006
21%
33%
46%

$m	FY07	FY06	Change (%)
Australia & NZ	1,465.4	1,224.7	20%
North America	2,938.2	1,735.2	69%
Europe	1,144.9	792.5	44%
Total	5,548.5	3,752.4	48%

Sales by Destination


2007
19%
13%
13%
17%
4%
5%
29%
2006
12%
12%
21%
16%
2%
4%
33%
EUROPE
NE ASIA
CHINA & HK
SE ASIA & OCEANIA
MIDDLE EAST
USA/CANADA
DOMESTIC SALES*

* Domestic refers to sales in country of sourcing

EBIT By Product



2007
14%
5%
4%
21%
4%
52%
Ferrous Trading incl. NFSR
Ferrous Brokerage
Non Ferrous Trading
Non Ferrous Brokerage (incl.stainless)
Manufacturing / JVs / SimsSteel
Recycling Solutions
2006
11%
8%
1%
21%
3%
56%

$m	FY07	FY06	Change (%)
Ferrous Trading incl. NFSR	245.6	193.7	27%
Ferrous Brokerage	20.5	12.0	71%
Non Ferrous Trading	99.5	74.6	33%
Non Ferrous Brokerage (incl. stainless)	17.3	4.1	321%
Manufacturing / JVs / SimsSteel	26.1	26.8	(2.6%)
Recycling Solutions	66.9	36.8	82%
Corporate Costs	(68.1)	(46.1)	48%
Total	407.8	301.9	35%

EBIT by Region


2007
17%
38%
45%
Australia & New Zealand
North America
UK & Europe
2006
18%
41%
41%

$m	FY07	FY06	Change (%)
Australia & NZ	153.6	124.8	23%
North America	184.1	123.4	49%
Europe	70.1	53.7	31%
Total	407.8	301.9	35%

EBIT Growth by Region



$ million
450
400
350
300
250
200
302
+29
+16
+61
408
2006 EBIT
Australia & NZ
UK & Europe
North America
2007 EBIT

- Australia & NZ
  +$29m (+24%)
- Europe
  +$16m (+31%)
- North America
  +$60m (+48%)

EBIT Growth by Product



450
400
350
300
250
200
$ million
302
+60
+38
+30
1
-22
408
2006 EBIT
Ferrous (incl. NSFR)
Non Ferrous
Recycling Solutions
Manuf./JVs/Sims Steel
Corporate Costs
2007 EBIT

- Ferrous (incl. NFSR)
  +$60m (+29%)
- Non Ferrous
  +$38m (+48%)
- Recycling Solutions
  +$30m (+82%)
- Manufacturing/JVs/SimsSteel
  -$1m (-3%)
- Group and Regional Corporate Costs
  -$22m (-48%)

Intake Volumes


FY07
4%
1%
28%
39%
28%
Ferrous Shredded incl. NFSR
Other Processed Ferrous
Ferrous Brokerage
Non Ferrous Trading / Brokerage
Other
FY06
5%
1%
19%
48%
27%

Total Tonnes ('000)	FY07	FY06	Change (%)
Ferrous Shredded incl. NFSR	3,732	3,634	3%
Other Processed Ferrous	2,657	2,070	28%
Ferrous Brokerage*	2,607	1,471	77%
Non Ferrous Trading / Brokerage	394	345	14%
Other	58	54	7%
Total	9,448	7,574	25%

* Adams tonnage recategorised as Brokerage in FY08

Sales Volumes


FY07
2%
4%
27%
38%
29%
Ferrous Shredded incl. NFSR
Other Processed Ferrous
Ferrous Brokerage
Non Ferrous Trading / Brokerage
Other
FY06
2%
4%
19%
46%
29%

Total Tonnes ('000)	FY07	FY06	Change (%)
Ferrous Shredded incl. NFSR	3,646	3,560	2%
Other Processed Ferrous	2,778	2,202	26%
Ferrous Brokerage*	2,619	1,440	82%
Non Ferrous Trading / Brokerage	392	344	14%
Other	154	160	(4%)
Total	9,589	7,706	24%

* Adams tonnage recategorised as Brokerage in FY08

Shredded Volumes

Total Shredded (Production) Tonnes



'000
0
1,000
2,000
3,000
4,000
FY07
FY06
3,732
3,634
+3%

Total NFSR (Sales) Tonnes



'000
0
50
100
150
200
FY07
FY06
150.9
130.1
+16%

* Adams tonnage recategorised as Brokerage in FY08

Sims Recycling Solutions

- Strong and growing contribution to Group revenue and profits
- EBIT of $66.9 million up 82% on FY06 – EBIT in 4Q07 represented 16.1% of Group EBIT (net of corporate costs)
- Sales revenue of $450.2 million up 79% on FY06
- The world's largest electronics recycler with No. 1 market positions in the United Kingdom, Continental Europe, North America and Australia
- Completed URI and Noranda (US) and Metall + Recycling (Germany) acquisitions in FY07
- Legislative reform driving expansion opportunities
- Continue to pursue opportunities globally via both acquisition and greenfield development



EBIT Sims Recycling Solutions
$
80,000
60,000
40,000
20,000
-
7,662
23,155
36,765
66,911
2004
2005
2006
2007
Year

Sustainability – Energy

- Inputs
  - Sims' ferrous scrap used by steel manufacturers (as opposed to virgin materials), in F07 alone, generated
    - embedded energy savings of 105 petajoules - enough to power almost 40% of Australian homes for one year
    - reduced CO2 emissions in the order of 10.3 million tonnes
  - The use of Sims' recycled non ferrous metals and plastics (as opposed to virgin materials) resulted in very significant embedded energy savings and CO2 *emission reductions*
    - electronic equipment recycled by Sims Recycling Solutions contributed a further 625,000 tonnes of CO2 emission reductions
- Outputs
  - Sims consumed almost 2 petajoules of energy globally *in* FY07
  - Sims is committed to reducing the energy used in its day-to-day operations - a Group Energy Policy has been formulated to communicate overall energy objectives
  - Sims has registered under the EEO Act and is initially targeting energy improvement programs for sites that *constitute 80% of its total energy consumption, not* just in Australia as required, but globally

Sims – Regional Energy Consumption



GigaJoule (GJ)
800,000
600,000
400,000
200,000
-
USA-Canada
Australia-NZ
Europe
Electricity
Gas
Fuel Petrol
Fuel Diesel
Fuel LPG

Sustainability - Carbon Footprint

- Sims' total CO2 footprint for F07 was 219,744 tonnes of CO2 equivalent, which is slightly less than that reported for FY06
  - Emission calculations include direct GHG emissions (Scope 1) as well as indirect GHG emissions arising as a result of externally purchased power (Scope 2). They do not include emissions from sources under external operational control, such as service providers to Sims (Scope 3)
  - Conversion factors recommended by *The Greenhouse Gas Protocol* Revised Edition (World Business Council Sustainable Development and World Resources Institute) have been used to calculate carbon footprint

Sims - Regional CO2 Emissions Equivalent (Scope1+2)



Europe, 32,995 tonnes, (15%)
Australia-NZ, 106,277 tonnes, (48%)
USA-Canada, 80,472 tonnes, (37%)
Europe
USA-Canada
Australia-NZ

SIMS GROUP

Sustainability Reporting

- Sims remains strongly committed to Corporate Sustainability Reporting and considers the management of non-financial risk of equal importance to the traditional areas of governance and fiscal management
- Sims participated in the Carbon Disclosure Project (CDP5). The Project provides a secretariat for the world's largest institutional investors to collaborate on the business implications of climate change by monitoring the performance of companies in this area
- Sims also participated in the FTSE4Good sustainability index for the first time. The index provides important and comprehensive data for investors interested in a company's performance as it relates to corporate sustainability
- Sims is currently reviewing its existing participation in the Dow Jones Sustainability Index. As a recycling company, Sims is incorrectly classified as a "mining" or "smelting" related company in many of the sustainability indices, an issue which needs to be addressed

Health and Safety

- Lost time injury frequency was slightly up to 6.5 (from 6 in FY06)
- Medically treated injury frequency rate was also up to 31.5 (from 31 in FY06)
- Tragically, one fatality was recorded in the UK
- Continuing focus on health and safety performance in FY08

Lost Time Injury Frequency Rate



25
20
15
10
5
0
21
14
11
8
5
6
6.5
2001
2002
2003
2004
2005
2006
2007

SIMS|GROUP

building the world's leading recycling company . . .

Financial Results

Ross Cunningham

SIMS GROUP

Group Income Statement

$m	FY07	FY06	Change	Change (%)
Sales Revenue	5,548.5	3,752.4	1,796.1	48%
EBITDA	459.4	343.4	116.0	34%
EBIT	407.8	301.9	105.9	35%
Net Interest Expense	(28.0)	(16.3)	(11.7)	72%
Tax Expense	(125.4)	(89.0)	(36.4)	41%
Net Profit After Tax	254.4	196.7	57.7	29%

SIMS GROUP

Group Balance Sheet

$m	FY07	FY06	Change	Change (%)
Current Assets	792.8	711.6	81.2	11%
Non-current Assets	1,393.6	1,226.2	167.4	14%
Total Assets	2,186.4	1,937.8	248.6	13%
Current Liabilities	439.6	386.2	53.3	14%
Non-current Borrowings	341.3	301.5	39.9	13%
Other Non-current Liabilities	80.9	53.4	27.5	52%
Total Liabilities	861.8	741.1	120.7	16%
Net Assets/Equity	1,324.7	1,196.8	127.9	11%
Net Debt/(Net Debt +Equity)	19%	19%	0	0%

SIMS GROUP

Group Cash Flow

$m	FY07	FY06	Change	Change (%)
Earnings Before Interest & Tax	407.8	301.9	105.9	35%
Non Cash Items				
Depreciation & amortisation	51.6	41.5	10.1	24%
Provisions	(16.4)	(10.6)	(5.8)	55%
Net Business (Purchases) / Sales	(158.9)	(28.5)	(130.4)	458%
Net Capital Expenditure (exc. Acquisitions)	(82.3)	(74.5)	(7.8)	10%
Net Working Capital Change	29.9	(14.0)	43.9	(314%)
Income Tax Paid	(135.6)	(95.1)	(40.5)	43%
Net Interest Expense	(28.0)	(16.3)	(11.7)	72%
Other	4.2	1.2	3.0	250%
Cash Inflows (Outflows) from Operations & Investing Activities	72.3	105.6	(33.3)	(32%)

SIMS GROUP

Australia & NZ Regional Results

	FY07	FY06	Change (%)
Sales Revenue ($m)	1,465.4	1,224.7	20%
EBITDA ($m)	167.7	138.7	21%
EBIT ($m)	153.6	124.8	23%
Assets ($m)	514.8	402.5	28%
Employees	1,216	1,197	2%
ROCCE (%)	47.8%	42.5%	13%

SIMS GROUP

European Regional Results

	FY07	FY06	Change (%)
Sales Revenue ($m)	1,144.9	792.5	44%
EBITDA ($m)	87.3	66.9	30%
EBIT ($m)	70.1	53.7	31%
Assets ($m)	515.2	408.5	26%
Employees	1,024	950	8%
ROCCE (%)	21.2%	23.0%	(8%)

SIMS GROUP

North American Regional Results

	FY07	FY06	Change (%)
Sales Revenue ($m)	2,938.2	1,735.2	69%
EBITDA ($m)	204.3	138.2	48%
EBIT ($m)	184.1	123.4	49%
Assets ($m)	1,156.4	1,126.9	3%
Employees	1,470	1,282	15%
ROCCE (%)	18.0%	19.6%	(8%)

Financial Performance Trends

EPS


A cents
250
200
150
100
50
0
46.6
54.0
82.2
122.6
216.3
174.2
203.6
FY01
FY02
FY03
FY04
FY05
FY06
FY07

DPS


A cents
180
160
140
120
100
80
60
40
20
0
32.0¢
36.0¢
54.0¢
86.0¢
160.0¢
106.0¢
120.0¢
FY01
FY02
FY03
FY04
FY05
FY06
FY07

ROCCE


60%
50%
40%
30%
20%
10%
0%
14.4%
18.1%
28.3%
41.1%
47.9%
26.2%
24.4%
FY01
FY02
FY03
FY04
FY05
FY06
FY07

ROE


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
13.3%
14.3%
18.9%
25.1%
38.1%
16.4%
19.2%
FY01
FY02
FY03
FY04
FY05
FY06
FY07

SIMS|GROUP

building the world's leading recycling company . . .

Strategy & Outlook

Jeremy Sutcliffe

Current Global Footprint


Illinois
2 operations
Ontario
1 operation
British Columbia
5 operations
New York/ New Jersey/ Connecticut
7 operations
EU
40 operations
Asia
5 Representative Offices
California
16 operations
Virginia
7 operations
Arizona
1 operation
Arkansas / Tennessee
2 operations
NZ
10 operations
Australia
52 operations

- Sims Group has 148 physical operations globally (up from 122 at end FY06)
- World's leading metals recycler with No. 1 or No. 2 market positions in Australia, New Zealand, United Kingdom, US West Coast and US East Coast
- World's largest electronics recycler with No. 1 market positions in the United Kingdom, Continental Europe, North America and Australia

SIMS|GROUP

Strategic Opportunities

- Metals Recycling
  - Consolidation offers greatest opportunity to create shareholder value
  - Focus on North America (to consolidate existing positions and further extend footprint) and Europe
  - Acquisition criteria
    - Target holds #1 or #2 market position
    - Target possess domestic and export marketing flexibility
    - Target provides sound platform for future growth
    - Target has strong management
    - Acquisition enhances shareholder value
- Sims Recycling Solutions
  - Continue to pursue of opportunities globally
  - Growth via both acquisitions and greenfields development

SIMS GROUP

Outlook

- Demand
  - Global steel production up year on year heading to 1.3 billion tonnes (7 months annualised)
  - China continues to drive commodity prices
  - Other Asian economies also offsetting weakness in US economy
- Ferrous Scrap Prices
  - Global steel production remains robust
  - Iron ore price outlook underpins ferrous scrap price
  - Turkish demand and tight regional supply a positive
- Non-Ferrous Scrap Prices
  - Supply / demand imbalance a positive for non ferrous scrap
  - Copper and copper-based scrap demand particularly strong
  - Despite nickel price decline, outlook is for firm pricing

SIMS GROUP

Outlook (cont.)

- Competition
  - As intense as ever with surplus shredding capacity in key markets
  - Container "threat" ongoing, but strategies in place
- Technology
  - Further shredder upgrades, with quick payback, designed to recover non ferrous metals planned in FY08
  - Plastic and ICW recovery from shredder waste another opportunity
- Exchange rates
  - A weak US dollar adversely affecting Australia and New Zealand earnings and offshore earnings on translation

Share Price 2002 - 2007



A$ (rebased to Sims price)
30.00
25.00
20.00
15.00
10.00
5.00
2002
2003
2004
2005
2006
2007
Sims
S&P/ASX 200
All Ordinaries
S&P/ASX 200 Industrials

SIMS|GROUP

building the world's leading recycling company . . .

Questions

SIMS|GROUP

ASX & MEDIA RELEASE **(ASX CODE: SGM)** **31 AUGUST 2007**

SIMS GROUP REPORTS 29% INCREASE IN NET PROFIT AFTER TAX TO RECORD $254.4 MILLION

Highlights

- Sales revenue of $5.55 billion up 48% on FY06
- EBITDA of $459.4 million up 34% on FY06
- Record net profit after tax of $254.4 million up 29% on FY06
- Earnings per share of 203.6 cents up 17% on FY06
- Dividends per share of 120 cents up 14% on FY06
- Mitsui becomes a substantial cornerstone investor
- North American region the largest contributor to revenue and profits
- Continued focus on growth via consolidation
- Strong and growing contribution from Sims Recycling Solutions

Sims Group Limited Group Chief Executive, Jeremy Sutcliffe, announced today that the Company had achieved a record net profit after tax for the financial year ended 30 June 2007 of $254.4 million, a 29% increase on the previous year. This represents a 17% increase in earnings per share to 203.6 cents. EBITDA (earnings before interest, tax, depreciation and amortisation) was up by 34% on the previous year. Sales revenue increased 48% to $5.55 billion.

Mr. Sutcliffe said, "the 2007 result, which is at the top end of our recent guidance, reflects a strong year for all of our regional businesses. The fourth quarter result was very strong with net profit after tax of $78.9 million, following a rebound in global ferrous prices and a greatly improved contribution from our North American operations. Volumes approaching 10 million tonnes handled in the year are a true reflection of the size and strength of our business today."

Australia & New Zealand Region

Sims' Australian and New Zealand businesses achieved a solid result with sales revenue up 20% to $1.47 billion and EBIT (earnings before interest and tax) up by 23% to $153.6 million.

Mr Sutcliffe said, "both our Australian ferrous and non ferrous operations performed well with EBIT growth year on year in excess of 30%."

North American Region

The performance of Sims' North American business (including the former Hugo Neu business which, for the first time, contributed a full 12 months) improved significantly in the fourth quarter. For the full year, sales revenue was up 69% to $2.94 billion and EBIT up by 49% to $184.1 million.

Mr Sutcliffe said, "the 2007 financial year saw the completion of the operational and management integration of the former Hugo Neu business. Markets in the US remain intensively competitive, but as the fourth quarter shows, a combination of the right market dynamics and management focus can deliver excellent returns.

"In the short term, our focus is on completing the Adams Steel joint venture in Southern California (scheduled for 1 September 2007). Management is also committed to technological upgrades to further improve metallic and plastics yields from our shredder waste streams.

"Looking further ahead, we will also continue to review further opportunities in the fragmented North American metals recycling market to consolidate our existing positions and further extend our footprint," Mr Sutcliffe said.

European Region

Sims' European businesses (include Sims Recycling Solutions) also performed strongly with sales revenue up 44% to $1.44 billion and EBIT up by 31% to $70.1 million.

Mr Sutcliffe said, "as with Australia, we saw improvements in our UK metals recycling business with EBIT increasing by in excess of 20% for both our ferrous and non ferrous divisions."

Sims Recycling Solutions

Sims Recycling Solutions continued its impressive growth with sales revenue of $450.2 million up 79% on the previous year and EBIT of $66.9 million (pre-corporate costs) up 82% on 2006.

"Sims Recycling Solutions delivered a very encouraging result and its contribution to Group EBIT (net of corporate costs) for the year was 14.1%. This increased to 16.1% (net of corporate costs) in the fourth quarter, with the acquisitions of URI and Noranda in North America", noted Mr Sutcliffe.

Sustainability

Sims' ferrous scrap used by steel manufacturers (as opposed to virgin materials), generated embedded energy savings of 105 petajoules, in the 2007 financial year alone, which is enough to power almost 40% of Australian homes for one year. The use of Sims' recycled ferrous scrap in 2007 also reduced carbon dioxide emissions by 10.3 million tonnes.

"In addition, the use of Sims' recycled non ferrous metals and plastics (as opposed to virgin materials) also resulted in very significant embedded energy savings. The electronic equipment recycled by Sims Recycling Solutions contributed a further 625,000 tonnes of carbon dioxide emission reductions," Mr Sutcliffe said.

Sims remains strongly committed to Corporate Sustainability Reporting and considers the management of non-financial risk of equal importance to the traditional areas of governance and fiscal management.

Safety

The Group's lost time injury frequency rate rose slightly again for the second consecutive year. Mr Sutcliffe said, "Safety is a matter of ongoing concern for Sims' directors and management, and we will continue to do everything we can to improve the safety performance of our operations. Tragically, we experienced a fatality in the UK during the year. We must, and will, redouble our energies to provide a safe working environment for our employees and the public."

Markets and Outlook

The potential benefits flowing from improved US$ C&F (cost and freight) ferrous prices in the first quarter were more than offset by higher ocean freight rates and a weak US dollar. For these reasons, we anticipate a softer quarter, with earnings unlikely to match those of the corresponding period in the 2006 financial year, which was $68 million.

On the positive side, the Company is now seeing further increases in US$ C&F ferrous prices as it makes sales for the second quarter. This, coupled with freight rates currently easing slightly (albeit from high levels) and a stronger US dollar, give cause for optimism as we look beyond September. Similarly, the supply/demand equation for non ferrous metals is balanced in favour of the supplier and with the strength of Asian economies outweighing any negative impact of a slowdown in the US economy.

We remain confident about the Company's prospects in the year ahead.

Dividend

The Company has determined that a final dividend of 60 cents per share (51% franked) will be paid on 19 October 2007 to shareholders on the Company's register at the record date of 5 October 2007. This provides shareholders with a total dividend for the year of 120 cents (54% franked) up 14% on the previous year.

The Company's Dividend Reinvestment Plan ('DRP') will apply to the final dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5% discount to the Company's weighted average market price over a period of 5 trading days commencing on the trading day after the record date.

The dividend determined above is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax on the unfranked portion of dividends paid, as a consequence of the application by the Company of Foreign Conduit Income Credits.

Sims Group's core business is metal recycling, with a growing business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.5 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:

Jeremy Sutcliffe
Group Chief Executive

or

Stuart Nelson
Director, Corporate Services

Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 69 114 838 630

Phone: (02) 9956 9180

Encl.

SIMS GROUP

31 AUGUST 2007

FINANCIAL OVERVIEW FY07

	FY07	FY06	Change (%)
Operating Revenue ($m)	5,548.5	3,752.4	48%
EBITDA ($m)	459.4	343.4	34%
EBIT ($m)	407.8	301.9	35%
NPAT ($m)	254.4	196.6	29%
EPS (cents)	203.6	174.2	17%
DPS (cents)	120	105	14%
ROCCE (%)	24.4	26.2	(7%)
ROE (%)	19.2	16.4	17%
Operating Cash Flow ($m)	313.5	208.6	50%
Capital Expenditure (exc. Acquisitions) ($m)	90.5	76.5	18%
Net Debt ($m)	302.8	285.7	6%
Net Debt / (Net Debt + Equity) (%)	18.6	19.3	4%
Sales Tonnes (m)	9.589	7.706	24%
Final Dividend (51% franked) (cents)	60.0	60.0	0%

FY07 EBIT BY REGION

$m	FY07	FY06	Change (%)
Australia & NZ	153.6	124.8	23%
North America	184.1	123.4	49%
Europe	70.1	53.7	31%
Total	407.8	301.9	35%

FY07 EBIT BY PRODUCT

$m	FY07	FY06	Change (%)
Ferrous Trading incl. NFSR	245.6	193.7	27%
Ferrous Brokerage	20.5	12.0	71%
Non Ferrous Trading	99.5	74.6	33%
Non Ferrous Brokerage (incl. stainless)	17.3	4.1	321%
Manufacturing / JVs / SimsSteel	26.1	26.8	(2.6%)
Recycling Solutions	66.9	36.8	82%
Corporate Costs	(68.1)	(46.1)	48%
Total	**407.8**	**301.9**	**35%**

Exemption No 82-3838

SIMS GROUP LIMITED

ABN 69 114 838 630

Preliminary Final Report
given to the ASX under listing rule 4.3A

30 JUNE 2007

Appendix 4E

Preliminary final report

Name of entity

SIMS GROUP LIMITED

ACN or ARBN	Financial year ended
69 114 838 630	**30 June 2007**

For announcement to the market

		A$'000
Revenue from ordinary activities (*item 1.1*)	Up 47.8% to	**5,550,897**
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Up 29.4% to	**254,375**
Profit (loss) from extraordinary items after tax attributable to to members *(item 2.5)*	(gain) loss of	-
Net profit (loss) for the period attributable to members (*item 1.11*)	Up 29.4% to	**254,375**

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(item 13.4)*	60.0¢	51%
Previous corresponding period *(item 13.5)*	60.0¢	51%

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (*item 13.2*): 5 October 2007

Brief explanation of any of the figures reported above and any short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Not applicable

	Condensed consolidated statement of financial performance	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
1.1	Revenue from ordinary activities *(items 1.23 - 1.25)*	5,550,897	3,754,509
1.2	Expenses from ordinary activities *(item 1.26)*	(5,147,746)	(3,454,714)
1.3	Borrowing costs expense	(30,405)	(18,360)
1.4	Share of pre-tax profits from associates and joint venture entities *(item 14.1)*	7,030	4,164
1.5	**Profit (loss) from ordinary activities before income tax expense**	379,776	285,599
1.6	Income tax expense on ordinary activities	(125,401)	(88,953)
1.7	**Profit (loss) from ordinary activities after related income tax expense**	254,375	196,646
1.8	Profit (loss) from extraordinary items after tax *(item 2.5)*	-	-
1.9	**Net profit (loss)**	254,375	196,646
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	254,375	196,646
1.12	Increase (decrease) in revaluation reserves	58,842	27,465
1.13	Net exchange differences recognised in equity	(84,359)	17,764
1.14	Other revenue, expenses and initial adjustments recognised directly in equity		
	Defined benefit plan actuarial gain / (loss) (net of tax)	5,211	3,869
	Changes in fair value of cash flow hedges (net of tax)	9,121	383
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 - 1.15)*	(11,185)	49,481
1.17	**Total changes in equity attributable to members other than those resulting from transactions with owners in their capacity as owners**	243,190	246,127

	Earnings per security	Current period	Previous corresponding period
1.18	Basic EPS	203.6¢	174.2¢
1.19	Diluted EPS	202.5¢	173.7¢

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
1.20 Profit from ordinary activities after tax *(item 1.7)*	254,375	196,646
1.21 Less (plus) outside equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax attributable to members	254,375	196,646

Revenue and expenses from ordinary activities	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
1.23 Revenue from sales of goods and services	5,548,520	3,752,407
1.24 Interest revenue	2,364	2,047
1.25 Other relevant revenue	13	55
	5,550,897	3,754,509
1.26 Details of relevant expenses		
Other income	(8,978)	(2,105)
Raw materials and finished goods included in cost of sales	3,847,254	2,471,870
Freight expense	540,178	373,153
Employee benefits expense	296,421	238,386
Depreciation and amortisation expense	51,566	41,505
Repairs and maintenance expense	117,993	92,415
Other expenses from ordinary activities	303,312	239,490
	5,147,746	3,454,714
Capital outlays		
1.27 Interest costs capitalised in asset values	-	-
1.28 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
1.29 Retained profits (accumulated losses) at the beginning of the financial period	337,840	265,635
1.30 Net profit (loss) attributable to the members *(item 1.11)*	254,375	196,646
1.31 Actuarial gain on retirement benefit obligations (net of tax)	5,211	3,869
1.32 Net effect of changes in accounting policies	-	-
1.33 Dividends and other equity distributions paid	(150,022)	(128,310)
1.34 Retained profits at end of financial period	447,404	337,840

Intangible and extraordinary items

	CONSOLIDATED Current period to 30 Jun 07			
	Before tax A$'000	Related tax A$'000	Related outside equity interests A$'000	Amount (after tax) attributable to members A$'000
2.1 Amortisation of goodwill	-	-	-	-
2.2 Write off of goodwill in joint venture	-	-	-	-
2.3 Total amortisation of intangibles	-	-	-	-
2.4 Extraordinary items Details	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

Comparison of half year profits

	Current period A$'000	Previous corresponding period A$'000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year *(item 1.22 in the half yearly report)*	120,287	67,961
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	134,088	128,685

Condensed consolidated statement of financial position

		At end of current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000	As in last half-yearly report 31 Dec 06 A$'000
	Current assets			
4.1	Cash and cash equivalents	38,560	15,800	29,473
4.2	Receivables	365,175	356,019	353,158
4.3	Inventories	374,289	333,187	333,750
4.4	Derivative financial instruments	14,798	903	4,085
4.5	Assets classified as held for sale - land and buildings	-	5,733	-
4.6	**Total current assets**	792,822	711,642	720,466
	Non-current assets			
4.7	Investments accounted for using the equity method	25,945	21,761	23,205
4.8	Property, plant and equipment	670,939	590,668	609,330
4.9	Retirement benefit surplus	7,454	-	-
4.10	Deferred tax assets	64,058	34,693	18,409
4.11	Intangibles (net)	625,198	579,075	607,210
4.12	**Total non-current assets**	1,393,594	1,226,197	1,258,154
4.13	**Total assets**	2,186,416	1,937,839	1,978,620
	Current liabilities			
4.14	Payables	379,911	341,752	249,358
4.15	Derivative financial instruments	492	1,263	848
4.16	Current tax liabilities	41,374	22,343	11,555
4.17	Provisions	17,809	20,881	17,379
4.18	**Total current liabilities**	439,586	386,239	279,140
	Non-current liabilities			
4.19	Interest bearing liabilities	341,326	301,459	400,264
4.20	Deferred tax liabilities	61,733	28,744	23,918
4.21	Provisions	19,119	19,782	29,247
4.22	Retirement benefit obligations	-	4,830	4,400
4.23	**Total non-current liabilities**	422,178	354,815	457,829
4.24	**Total liabilities**	861,764	741,054	736,969
4.25	**Net assets**	1,324,652	1,196,785	1,241,651
	Equity			
4.26	Capital/contributed equity	811,976	780,108	797,344
4.27	Reserves	65,272	78,837	59,715
4.28	Retained profits	447,404	337,840	384,592
4.29	**Equity attributable to members of the parent entity**	1,324,652	1,196,785	1,241,651
4.30	Outside equity interests in controlled entities	-	-	-
4.31	**Total equity**	1,324,652	1,196,785	1,241,651

Consolidated statement of cash flows

		Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
	Cash flows related to operating activities		
5.1	Receipts from customers (inclusive of goods and services tax)	5,683,089	3,732,075
5.2	Payments to suppliers and employees (inclusive of goods and services tax)	(5,205,939)	(3,412,100)
5.3	Interest received	2,364	2,047
5.4	Interest paid	(30,405)	(18,360)
5.5	Income taxes paid	(135,612)	(95,091)
5.6	**Net cash inflows from operating activities**	313,497	208,571
	Cash flows related to investing activities		
5.7	Payment for purchases of property, plant and equipment	(90,503)	(76,481)
5.8	Proceeds from sale of property, plant and equipment	8,203	2,021
5.9	(Payments)/proceeds from sale of controlled entities, equity and other investments and businesses	(158,914)	(28,515)
5.10	**Net cash outflows from investing activities**	(241,214)	(102,975)
	Cash flows related to financing activities		
5.11	Proceeds from issues of securities (shares, options, etc)	1,872	1,309
5.12	Proceeds from borrowings	940,339	337,801
5.13	Repayment of borrowings	(871,690)	(363,988)
5.14	Dividends paid	(120,026)	(113,292)
5.15	**Net financing cash flows**	(49,505)	(138,170)
5.16	**Net increase (decrease) in cash held**	22,778	(32,574)
5.17	Cash at beginning of the financial year *(see Reconciliation of cash)*	15,800	46,008
5.18	Exchange rate adjustments to item 5.17	(18)	2,366
5.19	**Cash at end of financial year** *(see Reconciliation of cash - Item 6.3)*	38,560	15,800

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

On 20 October 2006 $15.5m of dividends was satisfied by the issue of 742,970 shares and on 10 April 2007 $14.5m of dividends was satisfied by the issue of 640,065 shares under the Dividend Reinvestment Plan.

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
6.1	Cash on hand and at bank	31,404	10,637
6.2	Deposits at call	7,156	5,163
6.3	**Total cash at end of period** (item 5.27)	38,560	15,800

Ratios

		Current period 30 Jun 07	Previous corresponding period 30 Jun 06
7.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue from ordinary activites *(item 1.1).*	6.8%	7.6%
7.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	19.2%	16.4%

8 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Earnings per security (EPS)

	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
(a) Basic EPS		
Earnings calculated as net profit or loss adjusted to exclude:	254,375	196,646
- any portion attributable to outside equity interest	-	-
	254,375	196,646
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	124,916,157	112,856,555
(b) Diluted EPS		
Basic earnings	254,375	196,646
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	124,916,157	112,856,555
Weighted average number of potential ordinary shares	704,319	336,281
	125,620,476	113,192,836

NTA backing	Current period 30 Jun 07	Previous corresponding period 30 Jun 06
9.1 Net tangible asset backing per ordinary security	$5.04	$4.68

Discontinued Operations

10.1

Not applicable

Control gained over entities having material effect

11.1 Name of entity (or group of entities)	Not Applicable
11.2 Consolidated operating profit (loss) and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	Not Applicable
11.3 Date from which such profit has been calculated	Not Applicable
11.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not Applicable

Loss of control of entities having material effect

12.1	Name of entity (or group of entities)	Not applicable
12.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Not applicable
12.3	Date to which the profit (loss) in item 12.2 has been calculated	Not applicable
12.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Not applicable
12.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable

Dividends

13.1	Date the dividend is payable	19 October 2007
13.2	Registrable transfers received by the Company's share registrar, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney, NSW, up to 5.00 pm if paper based, or by End of the Day if a proper SCH transfer, on 5 October 2007 will be registered before entitlements to the dividend are determined.	
13.3	If it is a final dividend, has it been determined ?	Yes

Amount per security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign sourced dividend
13.4	**Final dividend:**	Current Year	60.0¢	51%	NIL
13.5		Previous Year	60.0¢	51%	NIL
13.6	**Interim dividend:**	Current Year	60.0¢	57%	NIL
13.7		Previous Year			
		Others	45.0¢	47%	NIL
		Hugo Neu	15.0¢	47%	NIL

Total dividend per security (interim dividend paid *plus* final declared dividend)

		Current year	Previous year
13.8	Ordinary securities held by:		
	Others	120.0¢	105.0¢
	Hugo Neu	120.0¢	75.0¢
13.9	Preference securities	-	-

Final dividend on all securities

		Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
13.10	Ordinary securities	75,660	74,702
13.11	Preference securities	-	-
13.12	Other equity instruments	-	-
13.13	**Total**	75,660	74,702

The dividend plans shown below are in operation

The Sims Group Limited Dividend Reinvestment Plan, adopted by the Board of the Company on 2nd February 2006, applies to the final dividend. Shares will be issued at a 2.5% discount to the market.

The last date(s) for receipt of election notices for the dividend plans	5 October 2007

Any other disclosures in relation to dividends

Not Applicable

Details of aggregate share of profits (losses) of associates

	Groups share of associates' and joint venture entities:	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
14.1	Operating profit (loss) from ordinary activities before income tax	7,030	4,164
14.2	Income tax expense on ordinary activities	(2,281)	(1,290)
14.3	Operating profit (loss) from ordinary activities after tax	4,749	2,874
14.4	Extraordinary items net of tax	-	-
14.5	**Net profit (loss)**	4,749	2,874
14.6	Adjustments	-	-
14.7	**Share of net profit (loss) of associates and joint venture entities**	4,749	2,874

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period		Contribution to operating profit (loss) and extraordinary items after tax (*item 1.4*)	
15.1 Equity accounted associates and joint venture entities	Current period 30 Jun 07 %	Previous corresponding period 30 Jun 06 %	Current period 30 Jun 07 A$'000	Previous corresponding period 30 Jun 06 A$'000
LMS Generation Pty Ltd	50	50	1,810	1,157
Richmond Steel Recycling Limited	50	50	2,939	1,717
15.2 Total			4,749	2,874
15.3 Other material interests				
15.4 Total			-	-

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security	Amount paid up per security
16.1	**Ordinary securities**				
	Opening balance for accounting purposes	124,317,284	124,317,284		
16.2	Issued during the period				
	Performance Rights	23,983	23,983	$16.68	-
	Dividend Reinvestment Plan - Oct 06	742,970	742,970	$20.91	$20.91
	Dividend Reinvestment Plan - Apr 07	640,065	640,065	$22.59	$22.59
	Recognised as issued for accounting purposes following repayment of associated employee loans.	127,361	127,361	$14.99	-
		1,534,379	1,534,379		
16.3	Closing balance for accounting purposes	125,851,663	125,851,663		
16.4	Ordinary shares issued under the Employee Share Scheme deemed unissued under AIFRS for accounts presentation purposes				
	Opening balance	187,164	187,164		
	Employee Shares issued during the period	131,545	131,545	$18.73	$18.73
	Recognised as issued for accounting purposes following repayment of associated employee loans.	(127,361)	(127,361)	$14.99	$14.99
	Closing balance for accounting purposes	191,348	191,348		
16.5	**Ordinary Shares per share register**	126,043,011	126,043,011		
	Options				
	Performance Rights				
16.6	Opening Balance	149,891	-		
16.7	Granted during the current period	26,803	-		
16.8	Exercised during the current period	23,983	23,983		
16.9	Closing Balance	152,711	23,983		
	Employee Shares				
16.10	Issued during current period	131,545	131,545		

Segment reporting

Refer Appendix 1

Basis of accounting preparation

17.1 This general purpose financial report for the financial year ended 30 June 2007 has been prepared in accordance with Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The accounting policies adopted are in accordance with Australian International Financial Reporting Standards. Comparative information has been reclassified where necessary to ensure comparability with the current period.

17.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

Refer press release to ASX announcing financial year results

17.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None

17.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Based on current projections it is anticipated that dividends that may be paid next year will be partly and not fully franked.

17.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report

Refer above

17.6 Revisions in estimates of amounts reported in previous interim periods.

None

17.7 Changes in contingent liabilities or assets.

None

17.8 Events occurring after balance date

Annual meeting

The annual meeting will be held as follows:

Place	Hotel Inter-Continental 117 Macquarie Street, Sydney
Date	Wednesday 21 November 2007
Time	11.00 am
Approximate date the annual report will be available	21 October 2007

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

✓	The accounts have been audited. The audit report which is unqualified will be made available with the Company's financial report.	☐	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: F. Moratti .... Date: 31 August 2007
(Company Secretary)

Print name: F Moratti

SIMS GROUP LIMITED

PRIMARY REPORTING - GEOGRAPHICAL SEGMENTS

	Australia $'000	North America $'000	New Zealand $'000	Europe $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
2007						
Sales to external customers	1,360,017	2,938,246	105,366	1,144,891	-	5,548,520
Intersegment sales	894	-	-	-	(894)	-
Total sales revenue	1,360,911	2,938,246	105,366	1,144,891	(894)	5,548,520
Share of net profits of associates	1,808	2,941	-	-	-	4,749
Other revenue / income	316	512	119	1,430	-	2,377
Total segment revenue	1,363,035	2,941,699	105,485	1,146,321	(894)	5,555,646
Segment result	148,551	160,289	10,472	60,464	-	379,776
Unallocated revenue less unallocated expenses						-
Profit before income tax						379,776
Income tax expense						(125,401)
Profit for the year						254,375
Segment and Total Assets	485,553	1,156,414	29,206	515,243	-	2,186,416
Segment and Total Liabilities	170,188	312,331	7,228	372,017	-	861,764
Investment in associates	11,358	14,030	557	-	-	25,945
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	30,683	108,345	1,614	88,331	-	228,973
Depreciation and amortisation expense	12,827	20,204	1,273	17,262	-	51,566
Impairment of goodwill	-	-	-	6,784	-	6,784
Impairment of trade receivables	(153)	64	(37)	(25)	-	(151)
Other non-cash expenses	5,152	(216)	284	7,169	-	12,389
2006						
Sales to external customers	1,145,667	1,735,204	79,033	792,503	-	3,752,407
Intersegment sales	1,273	-	-	-	(1,273)	-
Total sales revenue	1,146,940	1,735,204	79,033	792,503	(1,273)	3,752,407
Share of net profits of associates	1,350	1,524	-	-	-	2,874
Other revenue / income	931	1,106	65	-	-	2,102
Total segment revenue	1,149,221	1,737,834	79,098	792,503	(1,273)	3,757,383
Segment result	109,276	114,706	10,796	50,821	-	285,599
Unallocated revenue less unallocated expenses						-
Profit before income tax						285,599
Income tax expense						(88,953)
Profit for the year						196,646
Segment and Total Assets	376,408	1,126,863	26,092	408,476	-	1,937,839
Segment and Total Liabilities	162,920	366,795	12,763	198,576	-	741,054
Investment in associates	9,549	11,730	482	-	-	21,761
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	26,587	240,792	833	13,285	-	281,497
Depreciation and amortisation expense	12,497	14,397	1,336	13,275	-	41,505
Impairment of trade receivables	253	-	37	696	-	986
Other non-cash expenses	10,820	10,476	230	1,823	-	23,349

Exemption No 82-3838

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

21 August, 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Sims Group will conduct a management briefing on its full year financial results on **Friday, 31 August 2007**.

A physical briefing for analyst/investors and media will be held at the Sydney Harbour Marriott Hotel, 30 Pitt Street, Sydney at 12.00 noon. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Local:	02 8524 6650
International:	+61 2 8524 6650
Access Code:	13572904 (for the teleconference)
URL:	http://www.sims-group.com

Yours faithfully,
SIMS GROUP LIMITED

F. Moratti

FRANK MORATTI
Company Secretary

END